SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2026

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____)

Table of contents

•	Eni: results for the first quarter 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Giulia Saba
Name: Giulia Saba
Title: Head of Corporate
Secretary’s Staff Office

Date: April 24, 2026

PRICE SENSITIVE

Eni: results for the first quarter 2026

Navigating market volatility while executing our strategy.

Raising share buyback

•	Eni continues to deliver on its accretive growth strategy amid energy market disruptions and price volatility. The 1Q '26 performance was ahead of operating and financial guidance for the year.
•	E&P production grew by 9% year-over-year to 1.8 mln boe/d. Further emphasizing the organic foundations of this outstanding growth, year-to-date exploration results have been exceptional with around 1 bln boe of resources discovered from activities in Angola, Côte d'Ivoire, Libya, Egypt and lastly the outstanding finding of Geliga in Indonesia. FIDs were taken at two major gas hubs in the Indonesian Kutei basin, providing further visibility on the production outlook.
•	The announced demerger of Plenitude will unlock value to Eni and support Plenitude in delivering efficient growth.
•	Both major Transition businesses are advancing their growth plans:

o	Enilive approved two major biorefining projects at the Sannazzaro and Priolo hubs.
o	Plenitude completed the acquisition of Acea Energia, adding 1.2 mln clients to its customer base.

•	Considering strong underlying performance and improved scenario, FY CFFO guidance is raised by 20% to €13.8 bln.
•	Consistent with Eni’s distribution policy of material upside participation for shareholders, the proposed share buyback is raised by around 90% to €2.8 bln.

San Donato Milanese, April 24, 2026 - Eni's Board of Directors, chaired by Giuseppe Zafarana, yesterday approved the unaudited consolidated results for the first quarter of 2026. Eni CEO Claudio Descalzi said:

“Despite the challenges of volatile energy markets we remain focused on disciplined and consistent execution of our strategy to deliver to the market and our customers reliable, affordable and lower carbon energy. Our financial performance and strength, evident in our 1Q results, is key in supporting our continuing investment in our geographically diversified energy portfolio. In E&P we delivered outstanding production growth. We also continued to add further value to the portfolio thanks to exceptional exploration success and the progression of our project developments. The JV with Petronas in SE Asia, set to be launched shortly, will drive a new phase of growth and value generation in a key geography. Our transition satellites are leveraging strength of their integrated business model to generate recurring earnings, while pursuing meaningful self-funded growth. Enilive is building 2 MTPA of new biorefining capacity, including the two recent FID projects of Sannazzaro and Priolo. Plenitude is ramping up renewable generation assets and thanks to the acquisition of Acea Energia has hit 11 mln clients. Our plan to demerge the company ensures it is positioned to invest and grow in the most self-funded and efficient fashion. Looking forward, thanks to our high-quality and diversified asset portfolio, providing us with significant flexibility, E&P low breakeven prices and resilient financial structure, with gearing at historic lows, we are uniquely positioned to capture scenario improvements and to share expected upside with shareholders. Our new cash flow guidance of €13.8 bln at a revised scenario for the FY ’26 reflects this and will translate into an expanded buyback program of €2.8 bln, almost a 90% increase vs the original plan.”

Key operating and financial results

Q4			Q1
2025			2026	2025	% Ch.
1,839	Hydrocarbon production	kboe/d	1,798	1,647	9
5.8	Installed capacity from renewables at period end	GW	5.9	4.1	44
2,865	Proforma adjusted EBIT (a)	€ million	3,536	3,681	(4)
1,782	subsidiaries		2,418	2,600	(7)
1,083	main JV/Associates (b)		1,118	1,081	3
	Proforma adjusted EBIT (by segment) (a)
2,795	E&P		3,357	3,308	1
186	Global Gas & LNG Portfolio (GGP) and Power		327	473	(31)
279	Transition Businesses		351	336	4
(109)	Refining, Chemicals and Sites in transformation		(260)	(334)	22
(286)	Corporate, other activities and consolidation adjustments		(239)	(102)
2,011	Adjusted net profit before taxes (a)		2,378	2,749	(13)
1,196	Adjusted net profit (loss) (a)(c)		1,302	1,412	(8)
90	Net profit (loss) (c)		1,071	1,172	(9)
3,010	Cash flow from operations before changes in working capital at replacement cost (a)		2,878	3,414	(16)
4,350	Net cash from operations		1,427	2,385	(40)
2,617	Organic capital expenditure (d)		1,872	1,885	(1)
9,528	Net borrowings before lease liabilities ex IFRS 16		10,848	10,334	5
52,787	Shareholders' equity including non-controlling interest		54,291	57,269	(5)
0.14	Proforma gearing before lease liabilities ex IFRS 16 (a)		0.15	0.11

(a) Non-GAAP measures. For further information see the paragraph "Non-GAAP measures" on pages 18 and subsequent.

(b) The main JV/associates are listed in the "Reconciliation of Group proforma adjusted EBIT" on page 22.

(c) Attributable to Eni's shareholders.

(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items, also excludes the share of capex of sanctioned joint operators funded by Eni.

Strategic and financial highlights

Accretive production growth and business continuity underpinned E&P excellent results in 1Q

•	Oil and gas production grew by 9% driven by project ramp-ups in West Africa/Norway and start-ups in Angola, as well as good operational continuity, offset by some limited impact from Middle East disruptions.
•	Exploration delivered outstanding results adding around 1 bln boe of fresh resources, with discoveries in Angola, Côte d’Ivoire, Libya, and in April significant gas discovery made offshore Egypt, followed by a major gas and condensate discovery Geliga, offshore Indonesia.
•	The completion of the Eni-Petronas JV spanning Indonesia/Malaysia is expected for 2Q and will help valorize Eni’s huge mineral potential in the Kutei basin driving new phase of growth and value creation.
•	FID was reached at two large deep-water gas projects offshore East Kalimantan – the South Hub and the North Hub - only eighteen months after approval of the PODs in 2024, confirming Eni’s fast-track development model performance.
•	Two major project start-ups were achieved in Eni’s satellite Azule Energy with the first gas delivery at the New Gas Consortium’s Quiluma field and the Ndungu full-field, part of the Agogo Integrated West Hub Project, in the Western area of Block 15/06 off Angola.
•	The hull launch of the FLNG vessel for the Coral Norte gas development (Mozambique) represents a major project milestone.
•	Eni has been awarded the offshore exploration License O1 following Libyan NOC’s competitive 2025 open licensing round, covering 29.000 sqkm in the extension of the prolific Sirte Oil & Gas Province.

Transition satellites providing earnings stability and growth

•	Together, Plenitude and Enilive, generated combined adjusted proforma EBITDA of €0.5 bln in the quarter.
•	Enilive has around 2 mln tonnes of new capacity expansion underway, with projects in Italy and Southeast Asia, more than doubling current capacity and over 50% of the amount to meet our 2030 target of 5 mln tonnes.
•	FIDs to convert part of the Sannazzaro hub into a biofuel production facility, with the support of €500 mln financing from the EIB, and to build a new biorefinery at the Priolo petrochemical hub in JV with Q8 were reached in the quarter.
•	Plenitude has reached almost 6 GW of installed capacity and with the closing of the acquisition of Acea Energia has achieved 11 mln clients.

Optimizing the risk-reward profile of the portfolio through satellites and the dual exploration model

•	Announced reorganization of Plenitude shareholding structure as a jointly controlled entity with Ares upon a €1.5 bln disproportionate capital increase and Eni retaining ca 65% stake. The proposed demerger will improve the investment optionality of the entity.
•	The new upstream satellite in the gas and LNG sector of South-East Asia will execute a massive, self-funded development plan to reach the goal of a long-term, sustainable production plateau of 500 Kboe/d.
•	A further 10% interest in the Baleine oilfield to be divested to Socar based on our dual exploration model.

Solid 1Q ‘26 financials driven by volume growth, cost discipline and better realizations. The balance sheet remained strong with proforma gearing at 15%; returned €1 bln of cash to shareholders.

•	1Q ‘26 Group’s proforma adj. EBIT was €3.54 bln, driven by solid E&P performance and stable results at GGP and the Transition satellites. Adjusted net profit was €1.3 bln with a Group tax rate of 42.2% (47% in the year-ago quarter). Group results improved sequentially (up 23% at EBIT level), whilst the y-o-y comparison was affected by unfavorable exchange rate effects (the EUR appreciated 11% against the USD) and one-off income in 2025.
o	E&P reported €3.36 bln of proforma adj. EBIT (up 20% sequentially, almost unchanged y-o-y) driven by favorable volume/mix effects, cost discipline and better oil realizations, despite exchange rate trends.
o	GGP and Power reported €0.33 bln of proforma adj. EBIT, with GGP in line y-o-y due to continued asset portfolio optimization, while the Power performance reflected a one-off item in the 1Q ‘25.
o	Enilive reported €0.14 bln of proforma adj. EBIT, 45% higher y-o-y thanks to the biorefining business supported by an improved market scenario. Plenitude with €0.21 bln of proforma adj. EBIT was affected by an unfavorable scenario (down 12% y-o-y).
o	The Refining business reported improved results, albeit at loss (€0.05 bln) due to better products crack spreads, partly offset by lower throughputs. Versalis’ chemicals business started showing progress thanks to an ongoing restructuring and last year’s plant closures (the loss was reduced by 35% to around €0.16 bln).
•	1Q ’26 Group’s adjusted CFFO before working capital movements was €2.88 bln and funded organic capex of €1.9 bln. Cash returns to shareholders were €1 bln and comprised a third tranche of the 2025 dividend (€0.77 bln) and completion of the 2025 buyback program (€0.3 bln). Net debt was €10.8 bln at the end of 1Q ‘26, with proforma gearing at 15%, in line with the targeted range (10%-15%).

Outlook 2026

Eni is backing its outlook of sustained operational growth and cash flow generation, with material upside participation for shareholders.

Specifically our segmental guidance is providing:

•	FY’26 underlying oil&gas production growth expected at 3-4%.
•	FY’26 GGP adjusted proforma EBIT guided at around €1.3 bln, up 30% from the initial forecast.
•	Enilive and Plenitude: FY proforma adjusted EBITDA respectively of around €1.1 bln and €1.3 bln.
•	End of year installed renewable capacity at 6.5 GW (Plenitude @100%); biorefinery capacity at 2.1 MTPA plus 2 MTPA under construction (net Enilive).

On the financial side, we expect:

•	At a revised Brent scenario of 83 $/bbl, SERM refining margin at 8 $/bbl, TTF gas price at 50 €/MWh, at an exchange rate EUR/USD of 1.15, adjusted CFFO to amount to €13.8 bln representing an underlying improvement vs Group’s sensitivities (€0.11 bln and €0.09 bln per each one-dollar change in the Brent price and SERM margin respectively; €0.03 bln for each one-euro per MWh change in the spot price of European gas).
•	Gross capex and net capex confirmed at €7 bln and €5 bln, respectively.
•	Gearing at the lower end of the 10-15% guided range.

Shareholders’ returns:

•	Confirmed the planned 2026 dividend of €1.1 per share (up 5% vs. 2025).
•	Due to revised scenario assumptions and improved CFFO guidance and in line with the Group distribution policy, 60% of CFFO upside compared to the budgeted CFFO (€11.5 bln) to be returned to shareholders in the form of additional share repurchase till a Brent price of 90 $/bbl. This translates into a revised share repurchase plan of €2.8 bln vs. an initial guidance of €1.5 bln up by almost 90%.
•	In case of a scenario with Brent above 90 $/bbl or with a 50% increase in budgeted gas prices or refining margins, 100% of additional CFFO to be returned as an extraordinary dividend in the fourth quarter.

Business segments: operating and financial results

Exploration & Production

Production and prices

Q4			Q1
2025			2026	2025	% Ch.
63.69	Brent dated	$/bbl	80.61	75.66	7
1.163	Average EUR/USD exchange rate		1.170	1.052	11
1,839	Hydrocarbons production (a)	kboe/d	1,798	1,647	9
890	Liquids	kbbl/d	862	786	10
4,966	Natural gas	mmcf/d	4,893	4,502	9
47.84	Average realizations (b)	$/boe	55.68	55.21	1
58.40	Liquids	$/bbl	72.79	69.72	4
6.89	Natural gas	$/kcf	7.28	7.57	(4)

(a) In the first quarter 2026, it includes approximately 79 kboe/d of production related to certain sanctioned joint-venture partners.
(b) Prices related to consolidated subsidiaries.

•	In IQ ’26, hydrocarbons production averaged 1.8 mln boe/d, 9% higher than the comparative period driven by projects ramp-ups in Norway, Congo, Mexico, new projects start-ups in Angola and higher contribution from Egypt, as well as operational continuity. Offsetting these effects were mature fields declines and asset divestments closed in 2025 in Congo and Côte d'Ivoire, with limited impact from Middle East disruptions. Quarterly underlying y-o-y production growth was 11.5%. Sequentially, hydrocarbon production decreased by 2% compared to 4Q ’25 due to mature fields declines and impact from Middle East disruption partly offset by organic growth in Norway and Congo.
•	Liquids production was 862 kbbl/d in IQ ’26, up by 10% compared to IQ ’25, driven by growth in Norway, Congo, Angola, Mexico and Egypt partly offset by divestments, mature fields declines and Middle East disruptions.
•	Natural gas production was 4,893 mmcf/d, up by 9% compared to IQ ’25. Organic growth in Norway and Congo was partly offset by mature fields decline.

Results

Q4			Q1
2025	(€ million)		2026	2025	% Ch.
4,713	Upstream turnover		4,950	5,406	(8)
2,795	Proforma adjusted EBIT		3,357	3,308	1
991	of which: main JV/Associates		1,074	1,078	-
1,186	Operating profit (loss) of subsidiaries		1,851	1,951	(5)
618	Exclusion of special items		432	279
1,804	Adjusted operating profit (loss) of subsidiaries		2,283	2,230
2,036	Adjusted profit (loss) before taxes		2,398	2,456	(2)
34.8	tax rate (%)		38.3	46.5
1,328	Adjusted net profit (loss)		1,480	1,313	13
80	Exploration expenses:		53	44	20
52	prospecting, geological and geophysical expenses		53	44	20
28	write-off of unsuccessful wells
1,943	Capital expenditure		1,615	1,439	12

Q4			Q1
2025	Main JV/Associates		2026	2025	% Ch.
991	Adjusted operating profit (Eni's share)	(€ million)	1,074	1,078	-
681	of which: Vår Energi		703	597	18
163	Azule Energy		177	232	(24)
256	Adjusted net profit		199	328	(39)
303	Total dividends		308	266	16
523	Hydrocarbon production	(kboe/d)	525	431	22

•	In IQ ’26, Exploration & Production reported a proforma adjusted EBIT of €3,357 mln, almost unchanged vs. IQ ’25 because of favorable volume/mix effects, cost discipline and higher crude oil realized prices in USD (the Brent marker was up by 7%) offset by the negative impact of exchange rate translation of dollar-denominated results of foreign subsidiaries (the EUR/USD exchange rate was up by 11%) and weaker gas realizations (down by 4%).
•	In IQ ’26, the segment reported an adjusted net profit of €1,480 mln, increasing by 13% compared to IQ ’25 and included a lower contribution from JVs and associates, more than offset by a reduced tax rate.
•	In IQ ’26 the tax rate was about 38%, lower than IQ ’25, mainly aided by a more favorable geographical mix of pretax profit.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In February, Eni made the offshore Murene South-1X gas and condensate discovery well (Eni 90%) in offshore Côte d'Ivoire confirming the exploration potential of the Calao gas complex with estimated volumes of 5 Tcf of gas and 450 mln barrels of condensates.
•	In February, Eni announced the start-up of the Ndungu full-field, part of the Agogo Integrated West Hub Project (IWH) operated by Azule Energy, in the western area of Block 15/06, offshore Angola. The project comprises seven production wells and four injection wells, with an expected oil production peak of 60 kbbl/d.
•	In February, the JV Azule Energy (Eni 50%) made a significant oil discovery with the Algaita-01 exploration well in Block 15/06, offshore Angola. Preliminary estimates indicate oil in place of around 500 mln barrels. Existing production facilities further enhance the value of this discovery.
•	In March, Eni made the Bahr Essalam South 2 (BESS 2) and Bahr Essalam South 3 (BESS 3) offshore gas discoveries, in Libya as a result of an exploration campaign developed in the past months. Preliminary estimates indicate that these discoveries jointly contain more than 1 Tcf of gas in place.
•	In March, Eni announced the first gas delivery from the New Gas Consortium (NGC)’s Quiluma field operated by Azule Energy, a major milestone for Angola’s energy sector. The initial gas exports from Quiluma are set at 150 mmscf/d, with output expected to ramp up to 330 mmscf/d within 2026. Gas will be treated at the NGC gas treatment plant in Soyo, inaugurated in November 2025 and then supplied to the Angola LNG plant for export and domestic consumption.
•	In March, Eni made Final Investment Decisions (FIDs) for the Gendalo and Gandang gas project (South Hub) and for the Geng North and Gehem fields (North Hub) in Indonesia, only 18 months after the approval of the Projects of Development (PODs) in 2024. The projects will leverage on the existing infrastructure, including the Jangkrik Floating Production Unit (FPU) and the Bontang liquefaction plant.
•	In April, Eni announced a significant gas and condensate discovery in Egypt, with the successful drilling of the Denise W 1 exploration well in the Temsah Concession, located offshore in the Eastern Mediterranean. Preliminary estimates indicate about 2 trillion cubic feet (Tcf) of gas in place and 130 Mbbl of associated condensates. The discovery is nearby existing production facilities providing significant synergies for fast-track development.
•	Also in April, announced a giant gas and condensate discovery, at the Geliga-1 (Eni 82%) well located in the Ganal block in the Kutei Basin, offshore Indonesia. Preliminary estimates indicate in-place resources of approximately 5 trillion cubic feet (Tcf) and 300 Mbbl of condensate allowing the possible development of a third production hub in the prolific Kutei basin. Geliga is located only 20 km from Geng North, confirming the significant potential in the basin. Also, proximity to existing and planned infrastructure offers potentially significant development cost synergies and an accelerated time to market

Global Gas & LNG Portfolio and Power

Sales and production

Q4			Q1
2025			2026	2025	% Ch.
	Global Gas & LNG Portfolio
32	Spot Gas price at Italian PSV	€/MWh	42	48	(13)
30	TTF		40	47	(15)
2	Spread PSV vs. TTF		2	1	56
	Natural gas sales	bcm
6.30	Italy		7.67	5.95	29
5.94	Rest of Europe		5.32	5.21	2
0.32	Importers in Italy		0.09	0.22	(59)
5.62	European markets		5.23	4.99	5
1.17	Rest of World		0.91	0.96	(5)
13.41	Worldwide gas sales (a)		13.90	12.12	15
3.2	LNG sales		3.4	2.8	21
	Power
5.76	Thermoelectric production	TWh	5.32	5.41	(2)

(a) Data include intercompany sales.

•	In IQ ’26, natural gas sales were 13.90 bcm, an increase of 15% from the comparative period. Sales in Italy increased by 29% vs. IQ ’25, with higher volumes sold in the wholesale market. Sales in the European market amounted to 5.23 bcm, an increase of 5% vs. IQ ’25, reflecting higher sales in Germany, Austria and Benelux. LNG sales in IQ ‘26 increased by 21% compared to the same period of 2025, substantially due to more supply from Congo, Nigeria and the US.

•	Thermoelectric production amounted to 5.32 TWh in IQ ’26, down by 2% vs. IQ ’25 with a lower plant utilization rate.

Results

Q4		Q1
2025	(€ million)	2026	2025	% Ch.
4,583	Sales from operations	5,375	5,590	(4)
186	Proforma adjusted EBIT	327	473	(31)
135	GGP	315	310	2
7	of which: main JV/Associates	9	10	(10)
51	Power	12	163	(93)
185	Operating profit (loss) of subsidiaries	(142)	773	..
(6)	Exclusion of special items	460	(310)
179	Adjusted operating profit (loss) of subsidiaries	318	463	(31)
178	Adjusted profit (loss) before taxes	324	470	(31)
93	Adjusted net profit (loss)	204	307	(34)
58	Capital expenditure	8	12	(33)

•	In IQ ’26, the Global Gas & LNG Portfolio business achieved a proforma adjusted EBIT of €315 mln, in line with the comparative period benefitting from the continued asset portfolio optimizations.

•	In IQ ’26, the Power generation business reported a proforma adjusted EBIT of €12 mln in line with management’s budget. The y-o-y comparison is affected by the circumstance that the IQ ’25 performance reflected the effect of a one-off item.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Transition Businesses

Enilive

Q4			Q1
2025			2026	2025	% Ch.
	Enilive
1,439	Spread EU HVO UCO-based vs UCO (CIF)	$/tonnes	1,515	702	116
446	Spread US RD (a) UCO-based vs UCO		750	482	56
276	Bio throughputs	ktonnes	252	292	(14)
75	Average bio refineries utilization rate	%	64	79
5.12	Total Enilive sales	mmtonnes	4.69	5.28	(11)
1.95	Retail sales		1.89	1.78	6
1.40	of which: Italy		1.39	1.25	11
2.21	Wholesale sales		2.39	2.88	(17)
1.45	of which: Italy		1.65	2.27	(27)
0.96	Other sales		0.41	0.62	(34)

(a) Renewable Diesel.

•	In IQ ’26, bio throughputs were 0.25 mmtonnes, down by 14% y-o-y, driven essentially by lower volumes processed at Venice biorefinery following planned shutdown in order to enhance biorefinery configuration.
•	In IQ ’26, retail sales were 1.89 mmtonnes, a 6% increase vs IQ ’25, supported by a positive performance recorded in Italy.
•	In IQ ’26, wholesale sales were 2.39 mmtonnes, a reduction of 17% y-o-y mainly due to higher competitive pressure and lower volumes to the petrochemical segment.

Q4		Q1
2025	(€ million)	2026	2025	% Ch.
4,378	Sales from operations	4,757	4,757
255	Proforma adjusted EBITDA	217	172	26
180	Proforma adjusted EBIT	138	95	45
(13)	of which: main JV/Associates	2	(15)	..
106	Operating profit (loss) of subsidiaries	183	121	51
81	Exclusion of inventory holding (gains) losses	(105)	(19)
6	Exclusion of special items	58	8
193	Adjusted operating profit (loss) of subsidiaries	136	110	24
173	Adjusted profit (loss) before taxes	127	87	46
152	Adjusted net profit (loss)	93	65	43
229	Cash flow from operations before changes in working capital at replacement cost	165	149	11
(545)	Net borrowings	(1,004)	(1,038)	3
269	Capital expenditure	63	33	91

•	In IQ ’26 Enilive reported a proforma adjusted EBIT of €138 mln, representing a 45% increase compared to IQ ’25 mainly thanks to the biorefining business supported by an improved market scenario, despite the Venice plant shutdown to enhance biorefinery configuration expected within first half 2026, partially offset by price pressure in the marketing activity.
•	Proforma adjusted EBITDA amounted to €217 mln, increasing by 26% compared to the IQ ’25 (€172 mln).

Strategic developments

•	In January, a Final Investment Decision (FID) was taken for a project to convert specific facilities of the Sannazzaro de' Burgondi refinery (Pavia, Lombardy) to the production of biofuels. The project is expected to be completed by 2028, achieving a high degree of flexibility to produce both HVO-diesel and SAF-biojet. In April 2026, the European Investment Bank (EIB) granted a 15-year loan of €500 mln to finance the project.
•	Also in January, a Final Investment Decision (FID) was taken to build a biorefinery as part of the conversion plan of the Priolo hub, in joint venture with Q8.

•	In March, it was announced the entire Itabus fleet of coaches is running on Enilive's HVOlution diesel, as part of a collaboration commenced in 2021 with market tests of usability of Enilive's biofuels.

Plenitude

Q4			Q1
2025			2026	2025	% Ch.
	Plenitude
115	Italian PUN Index GME	€/MWh	130	138	(6)
10.0	Retail and business customers at period end	mln pod	9.8	10.0	(2)
1.75	Retail and business gas sales to end customers	bcm	2.27	2.39	(5)
4.80	Retail and business power sales to end customers	TWh	5.19	4.90	6
5.8	Installed capacity from renewables at period end	GW	5.9	4.1	44
1.3	Energy production from renewable sources	TWh	1.8	1.2	50
22.8	EV charging points at period end	thousand	22.9	21.5	7

•	As of March 31, 2026, retail and business customers were around 9.8 mln (gas and electricity), a slight reduction vs. December 31, 2025, impacted by increasing competitive pressure.

•	Retail and business gas sales to end customers amounted to 2.27 bcm in IQ ’26, with a decrease of 5% compared to IQ ’25, due to lower sales to the residential segment.

•	Retail and business power sales to end customers were 5.19 TWh in IQ ’26, reflecting an increase of 6% compared to IQ ’25, thanks to higher sales in Italy.

•	As of March 31, 2026, the installed capacity from renewables was 5.9 GW, with an increase of 1.8 GW compared to March 31, 2025, reflecting the organic development in Spain, the UK, Italy, Greece and Kazakhstan, as well as the acquisitions in France and in the USA.

•	Energy production from renewable sources was 1.8 TWh in IQ ’26, up by 50% y-o-y, mainly thanks to the start-up of organic projects and the contribution from acquired assets.

•	As of March 31, 2026, EV charging points amounted to 22.9 thousand, up by 7% compared to 21.5 thousand as of March 31, 2025, thanks to network development, mainly in Italy, France and Germany.

Q4		Q1
2025	(€ million)	2026	2025	% Ch.
2,747	Sales from operations	3,230	3,718	(13)
230	Proforma adjusted EBITDA	308	358	(14)
99	Proforma adjusted EBIT	213	241	(12)
66	Operating profit (loss) of subsidiaries	774	34	..
30	Exclusion of special items	(574)	208
96	Adjusted operating profit (loss) of subsidiaries	200	242	(17)
90	Adjusted profit (loss) before taxes	204	229	(11)
70	Adjusted net profit (loss)	134	155	(14)
(27)	Cash flow from operations before changes in working capital at replacement cost	248	363	(32)
2,123	Net borrowings (a)	2,810	2,792	1
234	Capital expenditure	101	144	(30)
(a) of which €2.5 mld due to Eni's Group as of March 31, 2026.

•	In IQ ’26 Plenitude reported a proforma adjusted EBIT of €213 mln, down by 12% vs IQ ’25, reflecting in a volatile commodity price scenario, a slight contraction in the Retail customer base, impacted by increased competitive pressure, although we are actively managing the churn rate through dedicated commercial tactics for new campaigns. In addition, Retail also saw the declining contribution of energy services (as incentives expired). This was compensated by higher results from Renewables benefiting from greater operating capacity and good production performance (positive y-o-y wind and solar resources in Italy and Spain).
•	In IQ ’26, proforma adjusted EBITDA amounted to €308 mln, down by 14% vs IQ ’25.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In March, Plenitude finalized a strategic partnership with Pininfarina to improve the design of the spots hosting electric vehicle rechargers.

•	In March, Plenitude signed with Methagora, a biomethane solutions developer and gas supplier, an agreement covering the sourcing in France of 50 GWh of biomethane per year over a 15-year period. Under the agreement, Methagora will sell Plenitude biomethane sourced from a range of agricultural areas in France.

•	In March, Plenitude signed an agreement with Autopistas del Atlántico to install and operate 42 ultrafast charging points with power up to 300 kW, located in service areas along the AP-9 motorway in the Galicia region, with completion expected by the end of 2026.

•	In March, Eni commenced a reorganization of the shareholding structure of its subsidiary Plenitude, involving non-controlling shareholders Ares Alternative Credit (affiliates of Ares Management Corporation) and Energy Infrastructure Partners, with the aim to establish a new governance framework based on joint control between Eni and Ares, which upon completion will result in the derecognition of Plenitude from Eni's consolidated financial statements. The transaction involves a non-proportional capital increase to be subscribed to by the shareholders amounting to approximately €1.5 bln, of which at least €1 bln is expected to be provided by Ares, based on a 100% pre-money equity valuation of Plenitude of €10.75 bln (and an implied enterprise value of €13.1 bln). The transaction is subject to the approval of the competent authorities. From 1Q ‘26, Plenitude is accounted for as discontinued operation ex IFRS 5 in the Group consolidated statutory accounts (more information is provided in the paragraph “basis of presentation” below).

•	In April, Plenitude announced the completion of the acquisition of 100% of the share capital of Acea Energia S.p.A. and 50% of the share capital of Umbria Energy S.p.A. Plenitude has added approximately 1.2 mln customers to the portfolio as part of the deal, moving forward with the goal of a client portfolio of 11.5 mln units by end of 2026.

Refining, Chemicals and Sites in transformation

Production and sales

Q4			Q1
2025			2026	2025	% Ch.
	Refining
11.7	Standard Eni Refining Margin (SERM)	$/bbl	10.9	3.8	..
3.35	Throughputs in Italy on own account	mmtonnes	2.78	3.34	(17)
2.77	Throughputs in the rest of World on own account		2.23	2.50	(11)
6.12	Total throughputs on own account		5.01	5.84	(14)
77	Average refineries utilization rate	%	66	74
	Chemicals
0.62	Sales of chemical products	mmtonnes	0.65	0.80	(19)
48	Average plant utilization rate	%	58	54	7

Refining

•	In IQ ’26, the Standard Eni Refining Margin averaged 10.9 $/barrel vs. 3.8 $/barrel in IQ ’25 mainly due to more favorable middle distillate crack spreads reflecting product tightness in connection with disrupted flows from the Middle East and plant outages against a backdrop of refinery closures in the Atlantic Basin.
•	In IQ ’26, throughputs on own accounts at Eni’s refineries in Italy amounted to 2.78 mmtonnes, down 17% y-o-y, mainly affected by lower volumes processed at the Milazzo and Sannazzaro refineries due to planned maintenance downtime. Throughputs outside Italy decreased by 11% vs. IQ ’25, due to lower volumes processed in response to the Middle East situation.

Chemicals

•	Sales of chemical products were 0.65 mmtonnes in IQ ’26, a 19% decrease y-o-y due to lower production, following the closing of the Brindisi and Porto Torres sites, but now under transformation, and weaker demand.
•	Margins remained weak across the board as commodity prices did not recover feedstock and energy input expenses due to European industry headwinds, sluggish economic activity, and competitive pressures from players with advantaged cost structure. The only exception was an improvement in the polyethylene spread driven by product tightness amidst supply disruptions from the Middle East.

Results

Q4		Q1
2025	(€ million)	2026	2025	% Ch.
4,169	Sales from operations	4,112	4,932	(17)
(109)	Proforma adjusted EBIT	(260)	(334)	22
95	Refining	(47)	(91)	48
95	of which: main JV/Associates	20	9	..
(204)	Chemicals	(158)	(243)	35
	Sites in transformation	(55)	0	..
(892)	Operating profit (loss) of subsidiaries	(173)	(459)	62
188	Exclusion of inventory holding (gains) losses	(404)	31
500	Exclusion of special items	297	85
(204)	Adjusted operating profit (loss) of subsidiaries	(280)	(343)	18
(106)	Adjusted profit (loss) before taxes	(259)	(343)	24
(100)	Adjusted net profit (loss)	(229)	(310)	26
233	Capital expenditure	158	113	40

•	In IQ ’26, the Refining business, including the contribution from the ADNOC R&GT associate, reported a proforma adjusted loss of €47 mln, lower than the loss of €91 mln reported in IQ ’25, reflecting higher product crack spreads partly offset by lower plant availability.
•

The Chemical business, managed by Versalis, reported a proforma adjusted loss of €158 mln in IQ ’26, a better performance compared to the loss in IQ ’25 (€243 mln), showing progress thanks to ongoing restructuring and last year’s plant closures, offsetting the adverse market scenario. The overall picture of the chemical sector remains depressed, because of rapidly escalating costs of oil-based feedstock and plant utilities expenses which were not reflected in commodity plastics final prices due to macro headwinds impacting commodity demands and competitive pressures from players with advantaged cost structures, partly offset by product tightness in certain segments due to Middle East disruptions.

•	The Sites in transformation business, which is currently managing restructuring, decommissioning and environmental remediation operations at petrochemical hubs shut down in prior period, including the Brindisi and Priolo hubs, to prepare the sites for the next investment transformation phase, reported a proforma adjusted loss of €55 mln due to ongoing expenses for plant restructuring.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	As of January 1, 2026, the business branch of Eni SpA’s Refining Evolution & Transformation unit has been contributed to the new subsidiary Eni Industrial Evolution (EIE) SpA, engaged in the efficient use of traditional assets and in the industrial transformation, also with a view to the circular economy.

•	In March Eni made a final investment decision “FID” to build a gigafactory for static accumulation of power at Versalis hub of Brindisi, in joint venture with a specialized operator. The plant of 8 GW of capacity is expected to be completed by the end of 2028.

•	Progress is being made in the restructuring plan of the Versalis hub in Priolo, where FID was made to build a biorefinery and evaluation and authorization activities are ongoing to build a plant for the chemical recycling of post-consumer plastics.

Sustainability and other developments

The main achievements of the Group strategy aiming at improving Eni’s ESG performance have been:

•	In January, Eni ranked first in the Corporate Human Rights Benchmark (CHRB) published by the World Benchmarking Alliance (WBA), which evaluates performances across specific measurement areas of around 100 companies operating in five high-risk sectors.

•	In March, in Egypt, Eni, through its subsidiary IEOC, and Eni Foundation signed a Memorandum of Intent (MoI) with the Ministry of Health and Population, the Health Insurance Organization and the Ministry of Petroleum and Mineral Resources to engage in joint cooperation for the development and implementation of a community health project aimed at enhancing healthcare services and improving the well-being of the people in Cairo Governorate with a focus on vulnerable groups.

•	In April, Eni announced an equity investment in Nouveau Monde Graphite (“NMG”), a Canadian company operating in the natural graphite and advanced battery materials industry. The transaction involves an investment by Eni of $70 mln, as part of a total capital increase of $297 mln. Alongside Eni, the capital increase has been subscribed to by two major Canadian institutional investors, Canada Growth Fund and Investissement Québec, as well as through a public equity raise. The capital increase is aimed at supporting the development of the Matawinie Mine of high-quality natural graphite, a key feedstock for the battery sector, as well as other high-margin industrial segments.

Group results

Q4		Q1
2025	(€ million)	2026	2025	% Ch.
20,615	Sales from operations	22,962	22,565	2
176	Operating profit (loss)	2,173	2,328	(7)
270	Exclusion of inventory holding (gains) losses	(434)	(14)	..
1,336	Exclusion of special items (a)	679	286	..
1,782	Adjusted operating profit (loss)	2,418	2,600	(7)
1,083	main JV/Associates adjusted EBIT	1,118	1,081	3
2,865	Proforma adjusted EBIT	3,536	3,681	(4)
2,795	E&P	3,357	3,308	1
186	Global Gas & LNG Portfolio (GGP) and Power	327	473	(31)
279	Transition Businesses	351	336	4
(109)	Refining, Chemicals and Sites in transformation	(260)	(334)	22
(286)	Corporate, other activities and consolidation adjustments	(239)	(102)
2,011	Adjusted profit (loss) before taxes	2,378	2,749	(13)
1,267	Adjusted net profit (loss)	1,375	1,453	(5)
137	Net profit (loss)	1,279	1,195	7
90	Net profit (loss) attributable to Eni's shareholders	1,071	1,172	(9)
175	Exclusion of inventory holding (gains) losses	(278)	(10)	..
931	Exclusion of special items (a)	509	250	..
1,196	Adjusted net profit (loss) attributable to Eni's shareholders	1,302	1,412	(8)

(a) For further information see table "Breakdown of special items".

•	In IQ ’26, the Group proforma adjusted EBIT of €3.54 bln was 4% lower than the year-ago quarter affected by a 11.2% appreciation in the EUR/USD rate y-o-y and a sizeable one-off gain in the power business due to a contract renegotiation in the first quarter 2025. Against the backdrop of improving commodity prices, results were also driven by volume growth, favorable mix effects, and cost discipline. The E&P business reported a proforma adjusted EBIT of €3.36 bln, almost unchanged year-on-year due to unfavorable currency translation effects offset by oil and gas production growth, an improved production mix due to an increasing contribution of more valuable barrels and cost efficiencies, as well as better oil realizations in dollar terms. The GGP and Power segment reported proforma adjusted EBIT of €0.33 bln, driven by continued value maximization from gas portfolio. The transition businesses contribution was steady at €0.35 bln, with Enilive generating a proforma adjusted EBIT of €0.14 bln, 45% higher y-o-y, thanks to the biorefining business supported by an improved market scenario, while Plenitude reported a proforma adjusted EBIT of €0.21 bln, decreasing by 12% y-o-y affected by an unfavorable scenario.

The refining business reported improved results, albeit at loss (a loss of €0.05 bln vs a loss of €0.09 bln in the year-ago quarter) as higher product crack spreads were partly offset by lower plant availability. Versalis’ chemicals business started showing progress thanks to an ongoing restructuring and last year’s plant closures and managed to cut losses by 35% y-o-y.

•	In IQ ’26 adjusted profit before taxes was €2.38 bln, 13% lower than IQ ’25, reflecting the trend in the Group adjusted EBIT, as well as increasing finance expenses due to lower income from the mark-to-market of held-for-trading securities. Net profits recorded at Eni’s equity-accounted entities were almost in line reflecting an improved commodity scenario as well as operating and volume performance.
•	In IQ ’26 adjusted net profit attributable to Eni’s shareholders of €1.30 bln was 8% lower than IQ ’25, factoring in a lower tax rate down to 42% from 47%, due to a better geographical mix of profits before taxes in E&P reflecting higher contribution from jurisdictions with lower-than-average tax rates.

Net borrowings and cash flow from operations

Q4		Q1
2025	(€ million)	2026	2025	Change
137	Net profit (loss)	1,279	1,195	84
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,146	- depreciation, depletion and amortization and other non monetary items	1,636	1,842	(206)
(61)	- net gains on disposal of assets	(5)		(5)
315	- dividends, interests and taxes	1,161	1,434	(273)
2,108	Changes in working capital related to operations	(1,785)	(984)	(801)
489	Dividends received by equity investments	290	367	(77)
(695)	Taxes paid	(855)	(1,172)	317
(89)	Interests (paid) received	(294)	(297)	3
4,350	Net cash provided by operating activities	1,427	2,385	(958)
(2,857)	Capital expenditure	(1,967)	(1,819)	(148)
(298)	Investments and acquisitions	(65)	(251)	186
24	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	10	1	9
451	Other cash flow related to investing activities	15	100	(85)
1,670	Free cash flow	(580)	416	(996)
(690)	Net cash inflow (outflow) related to financial activities	(839)	(200)	(639)
(1,134)	Changes in short and long-term financial debt	2,356	(1,007)	3,363
(272)	Repayment of lease liabilities	(342)	(375)	33
344	Dividends paid, share repurchases, changes in non-controlling interests and reserves	(1,075)	2,022	(3,097)
(453)	Issue of perpetual hybrid bond and interest payment	960	191	769
4	Effect of changes in consolidation and exchange differences of cash and cash equivalent	15	(83)	98
(531)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	495	964	(469)
3,010	Adjusted net cash before changes in working capital at replacement cost	2,878	3,414	(536)

Q4		Q1
2025	(€ million)	2026	2025	Change
1,670	Free cash flow	(580)	416	(996)
(272)	Repayment of lease liabilities	(342)	(375)	33
(762)	Net borrowings of acquired companies
362	Net borrowings of divested companies
(486)	Exchange differences on net borrowings and other changes	(284)	(413)	129
344	Dividends paid and changes in non-controlling interest and reserves	(1,075)	2,022	(3,097)
(453)	Issue of perpetual hybrid bond and interest payment	960	191	769
403	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(1,321)	1,841	(3,162)
272	Repayment of lease liabilities	342	375	(33)
(454)	Inception of new leases and other changes	(269)	(123)	(146)
221	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(1,248)	2,093	(3,341)

In IQ ’26, net cash provided by operating activities was €1,427 mln and included €290 mln of dividends received by Eni’s equity-accounted investments, mainly Azule Energy and Vår Energi. The amount of trade receivables discounted as part of non-recourse arrangements with financing institutions was ca. €1.1 bln higher than in the IVQ ‘25 as part of the Group initiatives to optimize working capital requirements.

Adjusted net cash before changes in working capital at replacement cost was €2,878 mln in IQ ’26 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing of timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margins, the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis.

A reconciliation of adjusted net cash before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q4		Q1
2025	(€ million)	2026	2025	Change
4,350	Net cash provided by operating activities	1,427	2,385	(958)
(2,108)	Changes in working capital related to operations	1,785	984	801
(23)	Exclusion of commodity derivatives	195	(25)	220
270	Exclusion of inventory holding (gains) losses	(434)	(14)	(420)
2,489	Net cash before changes in working capital at replacement cost	2,973	3,330	(357)
521	Extraordinary (gains) charges and other items	(95)	84	(179)
3,010	Adjusted net cash before changes in working capital at replacement cost	2,878	3,414	(536)

In IQ ’26 organic capex was €1.9 bln (down 1% y-o-y) and excluded the share of capex that was already reimbursed or is expected to be reimbursed upon closing of ongoing asset disposals, which have been used to net disposals of the period or reclassified in other cash flows related to investing activities. Organic capex also excluded the share of capex pertaining to sanctioned joint operators, which was funded by Eni. Net of organic capex, the free cash flow ante working capital was about €1 bln.

Net borrowings before IFRS 16 in IQ ‘26 increased by around €1.32 bln. The main inflows comprised the adjusted operating cash flow (€2.88 bln) and the issuance of a hybrid bond (€0.99 bln) which were utilized to fund cash outflows comprising adjusted working capital needs (€1.45 bln), organic capex (€1.87 bln), dividend payments to Eni’s shareholders and share repurchases of €1.08 bln (€0.79 bln relating to the third tranche of 2025 dividend and share repurchases of €0.29 bln), the repayment of lease liabilities and hybrid bond interest (€0.4 bln), as well as other changes of €0.39 bln.

As of February 18, 2026, the buyback program of €1.8 bln, was completed, corresponding to a total 119 mln shares repurchased.

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2025	March 31, 2026	Change

Fixed assets
Property, plant and equipment	50,536	48,820	(1,716)
Right of use	5,184	5,128	(56)
Intangible assets	6,022	1,538	(4,484)
Inventories - Compulsory stock	1,187	1,427	240
Equity-accounted investments and other investments	14,484	13,582	(902)
Receivables financing and securities held for operating purposes	974	1,017	43
Net payables related to capital expenditure	(1,337)	(1,472)	(135)
	77,050	70,040	(7,010)
Net working capital
Inventories	5,143	5,400	257
Trade receivables	8,986	10,972	1,986
Trade payables	(13,901)	(16,118)	(2,217)
Net tax assets (liabilities)	1,506	799	(707)
Provisions	(14,580)	(14,095)	485
Other current assets and liabilities	(1,572)	(1,270)	302
	(14,418)	(14,312)	106
Provisions for employee benefits	(596)	(573)	23

Discontinued operations and assets held for sale including related liabilities	5,979	15,612	9,633
CAPITAL EMPLOYED, NET	68,015	70,767	2,752

Eni's shareholders equity	47,940	49,194	1,254
Non-controlling interest	4,847	5,097	250
Shareholders' equity	52,787	54,291	1,504

Net borrowings before lease liabilities ex IFRS 16	9,528	10,848	1,320
Lease liabilities	5,700	5,628	(72)
Net borrowings after lease liabilities ex IFRS 16	15,228	16,476	1,248
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,015	70,767	2,752
Gearing before lease liabilities ex IFRS 16	0.15	0.17
Gearing after lease liabilities ex IFRS 16	0.22	0.23

As of March 31, 2026, fixed assets (€70 bln) decreased by approximately €7 bln from December 31, 2025, mainly due to the reclassification of Plenitude as discontinued operations in connection with the proposed demerger. Capital expenditure for the period were offset by DD&A. Positive exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.150 down by 2.2% compared to 1.176 as of December 31, 2025) increased the euro reported amounts of dollar-denominated assets for €1 bln.

Net working capital amount was flat y-o-y at around €14.3 bln. Increased balance between trade receivables and trade payables (€0.2 bln) was offset by fair value changes of derivative instruments.

Discontinued operations and asset held for sale included the Plenitude group (€9.3 bln), the business combination of Eni’s oil&gas assets in Indonesia with Petronas’ properties (€2.9 bln) and other held-for-sale E&P properties (€3.4 bln).

Eni’s shareholders equity (€49.2 bln) increased by €1.3 bln from December 31, 2025, mainly due to net profit for the period (€1.1 bln), positive foreign currency translation differences (€1.1 bln), partly offset by shareholders remuneration of approximately €1.1 bln (third tranche of 2025 dividend and share buyback).

Non-controlling interests of €5.1 bln included: i) a minority participating interest acquired by the private equity fund KKR in the share capital of Enilive (€0.9 bln) as well as the EIP and Ares fund’s interest in Plenitude of €2 bln; ii) a perpetual subordinated hybrid bond (€1.7 bln) issued by a Group subsidiary in 2024, classified as equity since the Group retains an unconditional right to avoid transferring cash or other financial assets to the bondholders.

Net borrowings1 before lease liabilities as of March 31, 2026 of €10.8 bln was up by approximately €1.3 bln from December 31, 2025.  Gearing2 – the ratio of net borrowings to net capital employed before lease liabilities– was 17% on March 31, 2026. Considering the disposal transactions underway, the Group proforma gearing stands at 15%.

1 Details on net borrowings are furnished on page 25.

2 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Special items

The breakdown of pre-tax special items recorded in operating profit by segment (net charges of €679 mln) is as follows:

•	E&P: net charges of €432 mln in IQ ’26 mainly relating to impairment losses at oil&gas property driven by alignment of a disposal asset to its fair value (€99 mln) and to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the oil commodity (€168 mln);

•	GGP and Power: net charges of €460 mln in IQ '26 mainly relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be waived from fair value accounting under the own use exemption (net gains of €409 mln) and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management's own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (net gains of €98 mln). The reclassification of the positive balance of €87 mln related to derivatives covering margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;

•	Transition Businesses: net gains of €516 mln in IQ ’26 mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity (€545 mln) as well as environmental charges (€17 mln);

•	Refining, Chemicals and Sites in transformation: net charges of €297 mln mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in Refining business (€68 mln) and to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS (€163 mln).

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the first quarter 2026 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first quarter of 2026 and first and fourth quarter of 2025 comparative period. Information on the Company’s financial position relates to end of the periods as of March 31, 2026 and December 31, 2025.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2025 Annual Report on Form 20-F filed with the US SEC on March 23, 2026, which investors are urged to read.

The Annual Report on Form 20-F 2025 is published on Eni’s website (eni.com) in the “Publications” section.

Shareholders can request a hard copy of Eni’s Annual Report on Form 20-F 2025, free of charge, by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

Following Eni’s Board of Directors decision to reorganize the shareholding structure of Eni’s subsidiary Plenitude with a view to derecognizing the subsidiary and its controlled entities, from 1Q 2026, Plenitude has been accounted for as discontinued operation ex IFRS 5 in the Group consolidated statutory accounts because it represents a major business line. This means that Plenitude results after elimination of intercompany transactions are condensed in a single item of the Group statutory consolidated profit and loss account and reported separately from the results of continuing operations. Since intercompany eliminations continue to work due to the fact that Plenitude remains fully consolidated as of March 31, 2026, results of both continuing and discontinued operations are not necessarily representative of results as standalone entities. Same considerations apply to the preparation of the Group statement of cash flows. Comparative periods have been represented accordingly. In the statement of financial position, the accounting of Plenitude does not differ from that of held-for-sale assets. The discontinued results of Plenitude and its controlled entities are assuming that DD&A charges no longer accrue from the month of March 2026 onwards.

Non-GAAP financial measures throughout this press release relating to Plenitude represent the entity on a standalone basis in line with prior periods segment information. For a representation of Plenitude as a discontinued operation see the “Profit and loss account” on page 27.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter 2026 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding. Gearing ex-IFRS 16 is calculated by excluding lease liabilities and right-of-use assets from numerator and denominator, respectively.

Cash flow from operations before changes in working capital at replacement cost (Adjusted net cash before changes in working capital at replacement cost)

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
First Quarter 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	1,851	(142)	183	774	(173)	(302)	(18)	2,173	(774)	(694)	(1,468)	705
Exclusion of inventory holding (gains) losses			(105)		(404)		75	(434)				(434)
Exclusion of special items:
environmental charges	(1)		17		24			40				40
impairment losses (impairment reversals), net	99		5		79	4		187				187
net gains on disposal of assets	(5)							(5)				(5)
provision for redundancy incentives	3	1	1	1	6	4		16	(1)		(1)	15
commodity derivatives	168	409	37	(582)	163			195	582	(581)	1	196
exchange rate differences and derivatives	31	87			5			123				123
other	137	(37)	(2)	7	20	(2)		123	(7)		(7)	116
Special items of operating profit (loss)	432	460	58	(574)	297	6		679	574	(581)	(7)	672
Adjusted operating profit (loss) of subsidiaries (a)	2,283	318	136	200	(280)	(296)	57	2,418	(200)	(1,275)	(1,475)	943
main JV/Associates adjusted EBIT (b)	1,074	9	2	13	20			1,118	(13)		(13)	1,105
Proforma adjusted EBIT (c)=(a)+(b)	3,357	327	138	213	(260)	(296)	57	3,536	(213)	(1,275)	(1,488)	2,048
Finance expenses and dividends of subsidiaries (d)	(84)	(4)	(8)	9	3	(177)		(261)	(9)	(9)	(18)	(279)
Finance expenses and dividends of main JV/associates (e)	(214)	4	(3)	(19)	(17)			(249)	19		19	(230)
Income taxes of main JV/associates (f)	(661)	(3)		1	15			(648)	(1)		(1)	(649)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	199	10	(1)	(5)	18			221	5		5	226
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,398	324	127	204	(259)	(473)	57	2,378	(204)	(1,284)	(1,488)	890
Income taxes (i)	(918)	(120)	(34)	(70)	30	123	(14)	(1,003)	70	(6)	64	(939)
Tax rate (%)								42.2
Adjusted net profit (loss) (j)=(h)+(i)	1,480	204	93	134	(229)	(350)	43	1,375	(134)	(1,290)	(1,424)	(49)
of which:
- Adjusted net profit (loss) of non-controlling interest								73			(430)	(357)
- Adjusted net profit (loss) attributable to Eni's shareholders								1,302			(994)	308

Reported net profit (loss) attributable to Eni's shareholders								1,071			(875)	196
Exclusion of inventory holding (gains) losses								(278)				(278)
Exclusion of special items								509			(119)	390

Adjusted net profit (loss) attributable to Eni's shareholders								1,302			(994)	308

(€ million)
First Quarter 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	1,951	773	121	34	(459)	(278)	186	2,328	(34)	(1,723)	(1,757)	571
Exclusion of inventory holding (gains) losses			(19)		31		(26)	(14)				(14)
Exclusion of special items:
environmental charges (expense recovered from third-parties)	(2)		16		15			29				29
impairment losses (impairment reversals), net	255		(1)		60	4		318				318
provision for redundancy incentives	5		1		3	12		21				21
commodity derivatives	8	(243)		208	2			(25)	(208)	207	(1)	(26)
exchange rate differences and derivatives	24	(101)	(1)		(3)			(81)				(81)
other	(11)	34	(7)		8			24				24
Special items of operating profit (loss)	279	(310)	8	208	85	16		286	(208)	207	(1)	285
Adjusted operating profit (loss) of subsidiaries (a)	2,230	463	110	242	(343)	(262)	160	2,600	(242)	(1,516)	(1,758)	842
main JV/Associates adjusted EBIT (b)	1,078	10	(15)	(1)	9			1,081	1		1	1,082
Proforma adjusted EBIT (c)=(a)+(b)	3,308	473	95	241	(334)	(262)	160	3,681	(241)	(1,516)	(1,757)	1,924
Finance expenses and dividends of subsidiaries (d)	(102)	(5)	(6)	(3)		(48)		(164)	3	24	27	(137)
Finance expenses and dividends of main JV/associates (e)	(130)	3	(2)	(9)	(20)			(158)	9		9	(149)
Income taxes of main JV/associates (f)	(620)	(1)			11			(610)				(610)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	328	12	(17)	(10)				313	10		10	323
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,456	470	87	229	(343)	(310)	160	2,749	(229)	(1,492)	(1,721)	1,028
Income taxes (i)	(1,143)	(163)	(22)	(74)	33	119	(46)	(1,296)	74	(5)	69	(1,227)
Tax rate (%)								47.1
Adjusted net profit (loss) (j)=(h)+(i)	1,313	307	65	155	(310)	(191)	114	1,453	(155)	(1,497)	(1,652)	(199)
of which:
- Adjusted net profit (loss) of non-controlling interest								41			(127)	(86)
- Adjusted net profit (loss) attributable to Eni's shareholders								1,412			(1,525)	(113)

Reported net profit (loss) attributable to Eni's shareholders								1,172			(1,576)	(404)
Exclusion of inventory holding (gains) losses								(10)				(10)
Exclusion of special items								250			51	301
Adjusted net profit (loss) attributable to Eni's shareholders								1,412			(1,525)	(113)

(€ million)
Fourth Quarter 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	1,186	185	106	66	(892)	(542)	67	176	(66)	(952)	(1,018)	(842)
Exclusion of inventory holding (gains) losses			81		188		1	270				270
Exclusion of special items:
environmental charges	24	1	24		170	117		336				336
impairment losses (impairment reversals), net	503	(18)	(14)	7	233	49		760	(7)		(7)	753
net gains on disposal of assets	(7)			1	(2)	(7)		(15)	(1)		(1)	(16)
risk provisions	84				20	(4)		100				100
provision for redundancy incentives	11	1	1	(2)	1	7		19	2		2	21
commodity derivatives	(6)	(3)	(15)	23	(22)			(23)	(23)	23		(23)
exchange rate differences and derivatives	(31)	(12)			5			(38)				(38)
other	40	25	10	1	95	26		197	(1)		(1)	196
Special items of operating profit (loss)	618	(6)	6	30	500	188		1,336	(30)	23	(7)	1,329
Adjusted operating profit (loss) of subsidiaries (a)	1,804	179	193	96	(204)	(354)	68	1,782	(96)	(929)	(1,025)	757
main JV/Associates adjusted EBIT (b)	991	7	(13)	3	95			1,083	(3)		(3)	1,080
Proforma adjusted EBIT (c)=(a)+(b)	2,795	186	180	99	(109)	(354)	68	2,865	(99)	(929)	(1,028)	1,837
Finance expenses and dividends of subsidiaries (d)	(24)	(3)	(4)	2	24	(74)		(79)	(2)	5	3	(76)
Finance expenses and dividends of main JV/associates (e)	(220)	5	(3)	(13)	(18)			(249)	13		13	(236)
Income taxes of main JV/associates (f)	(515)	(10)		2	(3)			(526)	(2)		(2)	(528)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	256	2	(16)	(8)	74			308	8		8	316
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,036	178	173	90	(106)	(428)	68	2,011	(90)	(924)	(1,014)	997
Income taxes (i)	(708)	(85)	(21)	(20)	6	103	(19)	(744)	20	(4)	16	(728)
Tax rate (%)								37.0
Adjusted net profit (loss) (j)=(h)+(i)	1,328	93	152	70	(100)	(325)	49	1,267	(70)	(928)	(998)	269
of which:
- Adjusted net profit (loss) of non-controlling interest								71			(301)	(230)
- Adjusted net profit (loss) attributable to Eni's shareholders								1,196			(697)	499

Reported net profit (loss) attributable to Eni's shareholders								90			(689)	(599)
Exclusion of inventory holding (gains) losses								175				175
Exclusion of special items								931			(8)	923
Adjusted net profit (loss) attributable to Eni's shareholders								1,196			(697)	499

Breakdown of special items

Q4		Q1
2025	(€ million)	2026	2025
336	Environmental charges	40	29
760	Impairment losses (impairment reversals), net	187	318
	Impairment of exploration projects
(15)	Net gains on disposal of assets	(5)
100	Risk provisions
19	Provisions for redundancy incentives	16	21
(23)	Commodity derivatives	195	(25)
(38)	Exchange rate differences and derivatives	123	(81)
197	Other	123	24
1,336	Special items of operating profit (loss)	679	286
(1)	Net finance (income) expense	(126)	79
	of which:
38	- exchange rate differences and derivatives reclassified to operating profit (loss)	(123)	81
108	Net income (expense) from investments	(52)	(32)
(505)	Income taxes	(105)	(65)
938	Total special items of net profit (loss)	396	268
	attributable to:
931	- Eni's shareholders	509	250
7	- Non-controlling interest	(113)	18

Reconciliation of Group proforma adjusted EBIT

Q4		Q1
2025	(€ million)	2026	2025	% Ch.
1,804	E&P adjusted Ebit of consolidated subsidiaries	2,283	2,230	2
991	main JV/Associates adjusted Ebit	1,074	1,078	-
2,795	E&P proforma adjusted Ebit	3,357	3,308	1
179	GGP and Power adjusted Ebit of consolidated subsidiaries	318	463	(31)
7	main JV/Associates adjusted Ebit	9	10	(10)
186	GGP and Power proforma adjusted Ebit	327	473	(31)
289	Transition Businesses adjusted Ebit of consolidated subsidiaries	336	352	(5)
(10)	main JV/Associates adjusted Ebit	15	(16)	..
279	Transition Businesses proforma adjusted Ebit	351	336	4
(204)	Refining, Chemicals and Sites in transformation adjusted Ebit of consolidated subsidiaries	(280)	(343)	18
95	main JV/Associates adjusted Ebit	20	9	..
(109)	Refining, Chemicals and Sites in transformation proforma adjusted Ebit	(260)	(334)	22
(354)	Other segments adjusted Ebit	(296)	(262)	(13)
68	Impact of unrealized intragroup profit elimination	57	160	(64)
2,865	Group proforma adjusted Ebit (a)	3,536	3,681	(4)

(a) Main JV/Associates are Vår Energi, Azule Energy, Ithaca, Mozambique Rovuma Venture, Neptune Algeria, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

Profit and loss reconciliation GAAP vs Non-GAAP

2026	Q1
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,173	(434)	556	123	2,418
Finance income (expense)	(188)		(3)	(123)	(314)
Income (expense) from investments	326		(52)		274
Income taxes	(1,032)	134	(105)		(1,003)
Net profit	1,279	(300)	396		1,375
- Non-controlling interest	208	(22)	(113)		73
Net profit attributable to Eni's shareholders	1,071	(278)	509		1,302

2025	Q1
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,328	(14)	367	(81)	2,600
Finance income (expense)	(249)		(2)	81	(170)
Income (expense) from investments	351		(32)		319
Income taxes	(1,235)	4	(65)		(1,296)
Net profit	1,195	(10)	268		1,453
- Non-controlling interest	23		18		41
Net profit attributable to Eni's shareholders	1,172	(10)	250		1,412

2025	Q4
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	176	270	1,374	(38)	1,782
Finance income (expense)	(151)		(39)	38	(152)
Income (expense) from investments	273		108		381
Income taxes	(161)	(78)	(505)		(744)
Net profit	137	192	938		1,267
- Non-controlling interest	47	17	7		71
Net profit attributable to Eni's shareholders	90	175	931		1,196

Analysis of Profit and Loss account items – continuing operations

Sales from operations

Q4		Q1
2025	(€ million)	2026	2025	% Ch.
12,096	Exploration & Production	13,738	13,061	5
4,583	Global Gas & LNG Portfolio and Power	5,375	5,590	(4)
4,378	Enilive	4,757	4,757	-
4,169	Refining, Chemicals and Sites in transformation	4,112	4,932	(17)
607	Corporate and other activities	456	469	(3)
(7,952)	Consolidation adjustments	(8,696)	(9,951)	13
17,881		19,742	18,858	5

Operating expenses

Q4		Q1
2025	(€ million)	2026	2025	% Ch.
16,142	Purchases, services and other	16,123	15,968	1
(166)	Impairment losses (impairment reversals) of trade and other receivables, net	50	37	35
731	Payroll and related costs	823	801	3
21	of which: provision for redundancy incentives and other	15	21	(29)
16,707		16,996	16,806	1

DD&A, impairments, reversals and write-off

Q4		Q1
2025	(€ million)	2026	2025	var %
1,475	Exploration & Production	1,433	1,564	(8)
83	Global Gas & LNG Portfolio and Power	48	66	(27)
70	Enilive	73	70	4
32	Refining, Chemicals and Sites in transformation	35	38	(8)
38	Corporate and other activities	39	38	3
(9)	Impact of unrealized intragroup profit elimination	(9)	(8)	(13)
1,689	Total depreciation, depletion and amortization	1,619	1,768	(8)
753	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	187	318	(41)
2,442	Depreciation, depletion, amortization, impairments and reversals	1,806	2,086	(13)
34	Write-off of tangible and intangible assets	6	(3)	..
2,476		1,812	2,083	(13)

Income (expense) from investments

(€ million)
First Quarter 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Refining, Chemicals and Sites in transformation	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	306	10	8	(30)	(11)	283
Dividends	23				20	43
Net gains (losses) on disposals
Other income (expense), net		1			(4)	(3)
	329	11	8	(30)	5	323

Gearing and net borrowings

Gearing is a measure used by management to assess the Company’s level of indebtedness. It is calculated as the ratio between net borrowings and capital employed net and measures how much capital employed net is financed recurring to third-party funding. Management periodically reviews gearing in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net capital employed, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2025	March 31, 2026	Change
Total debt	28,464	30,923	2,459
- Short-term debt	8,363	9,200	837
- Long-term debt	20,101	21,723	1,622
Cash and cash equivalents	(8,100)	(8,317)	(217)
Financial assets measured at fair value through profit or loss	(6,991)	(6,466)	525
Financing receivables held for non-operating purposes	(3,845)	(5,292)	(1,447)
Net borrowings before lease liabilities ex IFRS 16	9,528	10,848	1,320
Lease Liabilities	5,700	5,628	(72)
Net borrowings after lease liabilities ex IFRS 16	15,228	16,476	1,248
Shareholders' equity including non-controlling interest	52,787	54,291	1,504
Gearing before lease liability ex IFRS 16	0.15	0.17
Gearing after lease liability ex IFRS 16	0.22	0.23

Consolidated financial statements

BALANCE SHEET

(€ million)
	March 31, 2026	Dec. 31, 2025
ASSETS
Current assets
Cash and cash equivalents	8,317	8,100
Financial assets measured at fair value through profit or loss	6,466	6,991
Other financial assets	5,182	3,710
Trade and other receivables	14,544	12,436
Inventories	5,400	5,143
Income tax assets	730	539
Other assets	4,451	3,943
	45,090	40,862
Non-current assets
Property, plant and equipment	48,820	50,536
Right of use assets	5,128	5,184
Intangible assets	1,538	6,022
Inventory - compulsory stock	1,427	1,187
Equity-accounted investments	12,234	13,155
Other investments	1,348	1,329
Other financial assets	1,127	1,109
Deferred tax assets	6,722	6,716
Income tax assets	126	125
Other assets	1,140	2,839
	79,610	88,202
Assets held for sale	23,006	8,005
TOTAL ASSETS	147,706	137,069
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	6,529	4,929
Current portion of long-term debt	2,671	3,434
Current portion of long-term lease liabilities	1,162	1,263
Trade and other payables	20,998	20,261
Income taxes payable	485	343
Other liabilities	7,032	4,039
	38,877	34,269
Non-current liabilities
Long-term debt	21,741	20,139
Long-term lease liabilities	4,466	4,437
Provisions for contingencies	14,095	14,580
Provisions for employee benefits	573	596
Deferred tax liabilities	4,788	4,805
Income taxes payable	30	40
Other liabilities	1,451	3,390
	47,144	47,987
Liabilities directly associated with assets held for sale	7,394	2,026
TOTAL LIABILITIES	93,415	84,282
Share capital	4,005	4,005
Retained earnings	34,728	33,209
Cumulative currency translation differences	3,034	1,936
Other reserves and equity instruments	7,618	8,964
Treasury shares	(1,262)	(2,782)
Net profit (loss)	1,071	2,608
Total Eni shareholders' equity	49,194	47,940
Non-controlling interest	5,097	4,847
TOTAL SHAREHOLDERS' EQUITY	54,291	52,787
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	147,706	137,069

GROUP PROFIT AND LOSS ACCOUNT

Q4		Q1
2025	(€ million)	2026	2025
	CONTINUING OPERATIONS
17,881	Sales from operations	19,742	18,858
340	Other income and revenues	319	328
18,221	Total revenues	20,061	19,186
(16,142)	Purchases, services and other	(16,123)	(15,968)
166	Impairment reversals (impairment losses) of trade and other receivables, net	(50)	(37)
(731)	Payroll and related costs	(823)	(801)
120	Other operating (expense) income	(548)	274
(1,689)	Depreciation, Depletion and Amortization	(1,619)	(1,768)
(753)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(187)	(318)
(34)	Write-off of tangible and intangible assets	(6)	3
(842)	OPERATING PROFIT (LOSS)	705	571
994	Finance income	1,482	2,248
(1,201)	Finance expense	(1,641)	(2,462)
53	Net finance income (expense) from financial assets measured at fair value through profit or loss	13	57
8	Derivative financial instruments	(52)	(67)
(146)	FINANCE INCOME (EXPENSE)	(198)	(224)
166	Share of profit (loss) of equity-accounted investments	283	358
119	Other gain (loss) from investments	40	5
285	INCOME (EXPENSE) FROM INVESTMENTS	323	363
(703)	PROFIT (LOSS) BEFORE INCOME TAXES	830	710
(147)	Income taxes	(805)	(1,224)
(850)	Net profit (loss) - continuing operations	25	(514)
	DISCONTINUED OPERATIONS
987	Net profit (loss) - discontinued operations	1,254	1,709
	TOTAL GROUP
137	Net profit (loss)	1,279	1,195
	attributable to:
90	- Eni's shareholders	1,071	1,172
(599)	- continuing operations	196	(404)
689	- discontinued operations	875	1,576
47	- Non-controlling interest	208	23
(251)	- continuing operations	(171)	(110)
298	- discontinued operations	379	133

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.01	- basic	0.34	0.36
0.01	- diluted	0.34	0.36
	Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
(0.22)	- basic	0.04	(0.15)
(0.22)	- diluted	0.04	(0.15)
	Weighted average number of shares outstanding (million)
2,976.5	- basic	2,945.5	3,062.7
3,039.8	- diluted	3,008.8	3,126.0

Discontinued operations related to Plenitude and its subsidiaries. Results of continued and discontinued did not reflect entities’ standalone results, because intercompany eliminations were still applied since Plenitude is fully consolidated as of March 31, 2026. Particularly, the continuing operations are supplying Plenitude with significant volumes of gas and this intercompany transaction was eliminated thus reducing results of the selling segment and correspondingly increasing the one of the buying segment.

COMPREHENSIVE INCOME (LOSS)

	Q1
(€ million)	2026	2025
Net profit (loss)	1,279	1,195
Items that are not reclassified to profit or loss in later periods	1	2
Share of other comprehensive income on equity accounted entities	1
Change in the fair value of interests with effects on other comprehensive income		2
Taxation
Items that may be reclassified to profit in later periods	330	(1,686)
Currency translation differences	1,152	(2,089)
Change in the fair value of cash flow hedging derivatives	(967)	581
Share of other comprehensive income on equity-accounted entities	(152)	(11)
Taxation	297	(167)

Total other items of comprehensive income (loss)	331	(1,684)
Total comprehensive income (loss)	1,610	(489)
attributable to:
- Eni's shareholders	1,346	(426)
- continuing operations	439	(1,976)
- discontinued operations	907	1,550
- Non-controlling interest	264	(63)
- continuing operations	(128)	(194)
- discontinued operations	392	131

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2025		55,648
Total comprehensive income (loss)	(489)
Dividends paid to Eni's shareholders	(764)
Dividends distributed by consolidated subsidiaries	(9)
Issue of perpetual hybrid bonds	1,500
Repurchase of perpetual hybrid bonds	(1,251)
Coupon of perpetual subordinated bonds	(40)
Put option on Plenitude	(139)
Net purchase of treasury shares	(360)
Plenitude transaction- disposal to EIP	209
Costs for the issue of hybrid bonds	(20)
Tax on hybrid bond coupon	14
Enilive transaction - disposal to KKR	2,968
Other changes	2
Total changes		1,621
Shareholders' equity at March 31, 2025		57,269
attributable to:
- Eni's shareholders		53,551
- Non-controlling interest		3,718
Shareholders' equity at January 1, 2026		52,787
Total comprehensive income (loss)	1,610
Dividends paid to Eni's shareholders	(765)
Dividends distributed by consolidated subsidiaries	(18)
Net purchase of treasury shares	(280)
Issue of hybrid bonds	1,000
Taxes on hybrid bond coupon and costs	(31)
Other changes	(12)
Total changes		1,504
Shareholders' equity at March 31, 2026		54,291
attributable to:
- Eni's shareholders		49,194
- Non-controlling interest		5,097

GROUP CASH FLOW STATEMENT

Q4		Q1
2025	(€ million)	2026	2025
(850)	Net profit (loss) - continuing operations	25	(514)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,689	Depreciation, depletion and amortization	1,619	1,768
753	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	187	318
34	Write-off of tangible and intangible assets	6	(3)
(166)	Share of (profit) loss of equity-accounted investments	(283)	(358)
(62)	Gains on disposal of assets, net	(5)
(55)	Dividend income	(43)
(118)	Interest income	(100)	(103)
326	Interest expense	272	306
147	Income taxes	805	1,224
(264)	Other changes	3	(49)
2,015	Cash flow from changes in working capital	(812)	(71)
910	- inventories	(524)	442
(222)	- trade receivables	(3,296)	416
1,786	- trade payables	3,310	(903)
(19)	- provisions for contingencies	(356)	(154)
(440)	- other assets and liabilities	54	128
(17)	Net change in the provisions for employee benefits	36	22
487	Dividends received	290	366
188	Interest received	33	58
(276)	Interest paid	(331)	(361)
(646)	Income taxes paid, net of tax receivables received	(854)	(1,170)
3,185	Net cash provided by operating activities - continuing operations	848	1,433
1,165	Net cash provided by operating activities - discontinued operations	579	952
4,350	Net cash provided by operating activities	1,427	2,385
(2,970)	Cash flow from investing activities	(2,093)	(2,102)
(2,934)	- tangible assets	(2,364)	(1,686)
	- prepaid right of use
(152)	- intangible assets	(69)	(133)
(196)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired
(102)	- investments	(65)	(251)
(46)	- securities and financing receivables held for operating purposes	(25)	(12)
460	- change in payables in relation to investing activities	430	(20)
290	Cash flow from disposals	86	133
(3)	- tangible assets	10	1
1	- intangible assets
118	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of
65	- investments
75	- securities and financing receivables held for operating purposes	1	12
34	- change in receivables in relation to disposals	75	120
(690)	Net change in receivables and securities not held for operating purposes	(839)	(200)
(3,370)	Net cash used in investing activities	(2,846)	(2,169)

GROUP CASH FLOW STATEMENT (continued)

Q4		Q1
2025	(€ million)	2026	2025
549	Increase in long-term debt	2,295	1,498
(352)	Payment of long-term debt	(1,729)	(2,818)
(272)	Payment of lease liabilities	(342)	(375)
(1,331)	Increase (decrease) in short-term financial debt	1,790	313
(775)	Dividends paid to Eni's shareholders	(766)	(765)
(214)	Dividends paid to non-controlling interests	(20)	(13)
	Net capital issuance from non-controlling interest		709
2,003	Disposal (acquisition) of additional interests in consolidated subsidiaries		2,468
(670)	Net purchase of treasury shares	(289)	(386)
(248)	Issue (repayment) of perpetual hybrid bonds	988	231
	Other contributions		9
(205)	Interest payment of perpetual hybrid bond	(28)	(40)
(1,515)	Net cash used in financing activities	1,899	831
4	Effect of exchange rate changes on cash and cash equivalents and other changes	15	(83)
(531)	Net increase (decrease) in cash and cash equivalents	495	964
8,952	Cash and cash equivalents - beginning of the period	8,421	8,183
8,421	Cash and cash equivalents - end of the period	8,916	9,147

Capital expenditure

Q4		Q1
2025	(€ million)	2026	2025	var %
1,943	Exploration & Production	1,615	1,439	12
162	of which: - exploration	168	87	93
1,571	- oil & gas development	1,442	1,345	7
58	Global Gas & LNG Portfolio and Power	8	12	(33)
5	- Global Gas & LNG Portfolio
53	- Power	8	12	(33)
503	Transition Businesses	164	177	(7)
269	- Enilive	63	33	91
234	- Plenitude	101	144	(30)
233	Refining, Chemicals and Sites in transformation	158	113	40
178	- Refining	137	74	85
55	- Chemicals	17	39	(56)
	- Sites in transformation	4
126	Corporate and other activities	34	100	(66)
(6)	Impact of unrealized intragroup profit elimination	(12)	(22)
2,857	Capital expenditure (a)	1,967	1,819	8

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€272 mln and €426 mln in the first quarter 2026 and 2025, respectively and €348 mln in the fourth quarter 2025).

In IQ ’26, capital expenditure amounted to €1,967 mln (€1,819 mln in IQ ’25) increasing by 8% y-o-y, in particular:

• in the Exploration & Production, capital expenditure (€1,615 mln) was mainly related to oil&gas development activities in particular in Libya, Indonesia, Congo, Egypt, Iraq, Italy, the United Arab Emirates and Algeria;

• in the Transition Businesses segment, Plenitude’s capital expenditure (€101 mln) related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, while Enilive capital expenditure (€63 mln) mainly related to biorefining projects (Venice EcofiningTM and Gela catalysts) and marketing activity in Italy and in the rest of Europe;

• in the Refining, Chemicals and Sites in transformation segment mainly related to refining in Italy (€137 mln) specifically to the reconversion of Livorno in biorefinery, maintenance and stay-in-business, as well as to the chemical business (€17 mln) and regarded the circular economy and asset integrity;

• in the Corporate and other activities mainly related to the CCUS and agri-business projects (€6 mln).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q4			Q1
2025			2026	2025
63	Italy	(kboe/d)	62	72
318	Rest of Europe		321	238
593	North Africa		534	527
332	Sub-Saharan Africa		396	322
383	Asia		344	371
148	Americas		141	116
2	Australia and Oceania		-	1
1,839	Production of oil and natural gas (a)(b)(c)(d)		1,798	1,647
523	- of which Joint Ventures and associates		525	431
153	Production sold (a)	(mmboe)	141	133

PRODUCTION OF LIQUIDS BY REGION

Q4			Q1
2025			2026	2025
26	Italy	(kbbl/d)	26	26
201	Rest of Europe		203	140
188	North Africa		171	170
181	Sub-Saharan Africa		192	182
213	Asia		194	213
81	Americas		76	55
	Australia and Oceania
890	Production of liquids		862	786
293	- of which Joint Ventures and associates		296	228

PRODUCTION OF NATURAL GAS BY REGION

Q4			Q1
2025			2026	2025
195	Italy	(mmcf/d)	186	239
611	Rest of Europe		617	514
2,121	North Africa		1,894	1,870
791	Sub-Saharan Africa		1,068	728
887	Asia		784	826
348	Americas		344	320
13	Australia and Oceania		-	5
4,966	Production of natural gas		4,893	4,502
1,200	- of which Joint Ventures and associates		1,198	1,064

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (170 and 132 kboe/d in the first quarter of 2026 and 2025, respectively and 141 kboe/d in the fourth quarter of 2025).

(c) In the first quarter 2026, it includes approximately 79 kboe/d of production related to certain sanctioned joint-venture partners.

(d) From 2026, Eni has discontinued reporting data on production/reserves for Kazakhstan because this Country has represented less than 15% of Eni’s total proved reserves for three years in a row, with 15% being the US SEC threshold for single country disclosures, due to growth in other areas. Kazakhstan data have been aggregated in the geographic area “Asia”.